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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

SEC FILE NUMBER
8-52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 Town Center Circle Tower One STE 306
(No. and Street)

Boca Raton	FL	33486
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Spitler 954-278-8119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave. STE 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHILIP A GIBSON
Notary Public - State of Florida
Commission # GG 049619
My Comm. Expires Feb 19, 2021
Bonded through National Notary Assn.

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Newbridge Securities Corporation
(A wholly owned subsidiary of Newbridge Financial, Inc.):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2017 and the related statement of operations, changes in member equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2017, and the results of its operations and its cash flow the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Newbridge Securities Corporation's management. Our responsibility is to express an opinion on Newbridge Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newbridge Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Newbridge Securities Corporation's financial statements. The supplemental information is the responsibility of Newbridge Securities Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.,
Certified Public Accountants
We have served as the Newbridge Securities Corporation's auditor since 2012.
Boynton Beach, Florida
February 28, 2018

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	940,564
Deposit held at clearing broker		125,844
Cash held in accounts at clearing broker		107,449
Receivable from clearing broker		1,727,515
Securities at market value		170,693
Current Portion of Loans receivable, less allowance for doubtful accounts of $204,521		101,167
Employee advances and non-allowable accounts receivable		2,200
Interest Receivable		12,717
Prepaid expenses		69,039
TOTAL CURRENT ASSETS		3,257,188
PROPERTY & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION		5,879
LOANS RECEIVABLE, NET OF CURRENT PORTION		155,750
TOTAL ASSETS	$	3,418,817

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Payable to clearing broker	$	10,099
Accounts payable, accrued expenses, and other liabilities		634,741
Commissions payable		1,751,494
TOTAL CURRENT LIABILITIES		2,396,334
SUBORDINATED BORROWINGS		400,000
TOTAL LIABILITIES		2,796,334
CONTINGENCIES (NOTE 11)		
SHAREHOLDERS' EQUITY		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		4,981,977
Common stock--Class B--no par value, 25,000 shares authorized, 20,125 shares issued and outstanding		4,375,000
Accumulated deficit		(8,734,494)
TOTAL SHAREHOLDERS' EQUITY		622,483

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Commissions	$	25,922,700
Investment banking and consulting income		1,382,190
Private placement income		1,150,499
Trading income		455,392
Interest		397,914
Firm commission		1,112,758
Corporate product marketing and due diligence fees		682,992
Other revenue		637,793
TOTAL REVENUES		31,742,238
EXPENSES:		
Employee compensation and benefits		27,244,543
Clearing charges		203,373
Management fees		2,100,000
Communications		198,763
Customer and employee settlements		577,696
Professional fees		669,465
Regulatory fees and expenses		512,647
Interest expense		54,622
Other operating expenses		532,353
TOTAL OPERATING EXPENSES		32,093,462
NET LOSS BEFORE INCOME TAXES		(351,224)
Provision for Income Taxes		(6,446)
NET LOSS	$	(357,670)

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2017

	COMMON STOCK									
	CLASS A:			CLASS B:			ACCUMULATED			
	SHARES		AMOUNT	SHARES		AMOUNT		DEFICIT		TOTAL
Balance - January 1, 2017	5,000	$	4,981,977	20,125	$	3,775,000	$	(8,376,824)	$	380,153
Additional Capitalization	-		-	-		600,000		-		600,000
Net Loss	-		-	-		-		(357,670)		(357,670)
Balance December 31, 2017	**5,000**	**$**	**4,981,977**	**20,125**	**$**	**4,375,000**	**$**	**(8,734,494)**	**$**	**622,483**

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(357,670)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		3,036
Forgiveness of subordinated loan		(238,889)
Increase in provision for bad debt		30,000
Changes in operating assets and liabilities:		
Increase in deposits and cash at clearing broker		(7,402)
Increase in receivable from clearing broker		(313,707)
Increase in securities at market value		(139,634)
Decrease in loans receivable		47,333
Decrease in employee advances and accounts receivable		3,508
Decrease in interest receivable		7,193
Increase in prepaid expenses		(41,027)
Increase in payable to clearing broker		7,685
Decrease in accounts payable, accrued expenses and other liabilities		41,231
Increase in commissions payable		446,153
Net cash used in operating activities		(512,190)
CASH FLOW FROM FINANCING ACTIVITIES		
Additional Capitalization		600,000
Issuance of subordinated loan		400,000
Net cash provided by financing activities		1,000,000
Net increase in cash		487,810
CASH AT JANUARY 1, 2017		452,754
CASH AT DECEMBER 31, 2017	$	940,564

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income taxes	$	6,446
Interest	$	54,622

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Subordinated borrowings at January 1, 2017	$	238,889
Increases:		
Issuance of subordinated loan		400,000
Decreases:		
Forgiveness of subordinated loan		(238,889)
Subordinated borrowings at December 31, 2017	$	400,000

The accompanying notes are an integral part of these financial statements

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Nature of business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Revenue recognition

The Company generally acts as an agent or as a principal in executing customer orders to buy or sell securities that include exchange listed and over the counter (mostly Nasdaq) equities, listed option contracts, mutual funds, corporate and government bonds, closed end funds, exchange traded funds (ETF's), variable annuities, registered REITS and alternative investments. The Company charges commissions and fees based on the services the Company provides to its customers. Commissions are determined by the client's registered representative on a transaction by transaction basis but must conform to the Company's guidelines which are in compliance with regulatory guidance established by FINRA. Commission guidelines are established for individual transactions and for cumulative fees charged to clients during certain periods of time. Commission activity in all accounts is monitored by the registered representative's supervisory principal and by the Company's compliance and surveillance departments. The Company may also recognize a mark-up or mark-down on transactions in which it acts as a principal. Mark-ups and mark-downs, are generally priced competitively based upon the services the Company provides to its customers and are also in compliance with guidelines established by FINRA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition – (continued)

Fees charged to clients may include Firm Commissions for administering fee eligible transactions, inactivity fees for certain client accounts, maintenance fees for qualified retirement accounts, ACAT fees for transferring accounts to another broker dealer, and periodic fees for holding certain assets such as alternative investments in client accounts. Customers who are financing their transaction on margin are charged interest, which is billed on the average daily balance of the margin account. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm, COR Clearing, LLC ("COR").

Customer security transactions conducted through COR and the related commission income and expense are recorded on a trade date basis. Commissions earned from the sale of a portion of certain financial products such as REITS and variable annuities are paid to the Company directly by the product provider via check or wire transfer. These revenues and all corresponding liabilities are recorded as of the date of receipt of funds. Products such as REITS and alternative investments are classified as "Corporate Products" because they must be approved by a Corporate Products committee and added to an approved product list in order to be offered to clients by a registered representative of the Company. These Corporate Products also generate marketing and due diligence fees that are paid to the Company and are recorded as revenue on the date of receipt.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Investment banking revenues also include fees earned from providing financial advisory and consulting services. Investment banking management fees are recorded on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Private placement revenues are received and recorded upon release of escrow funds which occur based upon terms of the corresponding private placement memorandum.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis.

Other revenue consists of fees charged to registered representatives of the Company for administrative services such as compliance supervision, branch audits, technology, communications and operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and brokerage transactions

Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of trading income. Commission revenue and related expenses are also recorded on a trade date basis.

Receivable from clearing broker

Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2017.

Valuation of securities owned

Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense included in the statement of income. Any subsequent recoveries are credited to bad debt expense in the period of recovery. The company has reserved $204,521 as of December 31, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The promissory notes, referred to above, include a stated rate of simple interest of four percent (4%) annually. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable from active registered representatives as of December 31, 2017.

Property and equipment
Property and equipment are carried at cost. Depreciation of property and equipment is calculated based upon the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service. Depreciation of leasehold improvements are based upon the shorter of the life of the improvement or the remaining term of the applicable office lease in place as of the date of completion of the improvement.

Income taxes
The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in Florida and various other states and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2013. As of December 31, 2017, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 month

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and are not held for sale in the ordinary course of business. The Company held no cash equivalents as of December 31, 2017

Recently issued accounting standards

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC, did not, or are not believed by management, to have material impact on the Company's present or future financial statements.

NOTE 3 – GOING CONCERN

The Company has incurred recurring losses and net use of cash in operations. As of December 31, 2017, the Company has an accumulated deficit of $8,734,494 and net cash used in operations of $512,190 for the year ended December 31, 2017.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that actions presently taken to implement its strategic plan provide the opportunity for the Company to continue as a going concern.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

	Cost	Method	Life
Furniture and Fixtures	$253,624	Double Declining	7 Years
Computers & Equipment	505,480	Double Declining	5 Years
Software	107,550	Straight Line	5 Years
Leasehold Improvements	27,439	Straight Line	7 Years
	$894,093		
Less:			
Accumulated depreciation	888,214		
	$ 5,879		

Total depreciation expense amounted to $3,036 for the year ended December 31, 2017 and is included in other operating expenses.

NOTE 5 – FAIR VALUE

The cost of certain financial instruments of the Company approximates fair value because of their short maturities. The financial instruments includes cash, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

NOTE 5 – FAIR VALUE – (continued)

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

	December 31, 2017			
	Total	Level 1	Level 2	Level3
Assets				
Securities				
Equities	$170,693	$ 7,930	$ 88,751	$ 74,012
Bonds	-	-	-	-
Total assets at fair value	$170,693	$ 7,930	$ 88,751	$ 74,012
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ -	$ -	$ -	$ -
Bonds	-	-	-	-
Total liabilities at fair value	$ -	$ -	$ -	$ -

Total unrealized gains related to the trading securities held as of December 31, 2017 amounted to $155,990 for the year ended December 31, 2017 and are included in trading income.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2017, the ratio of aggregate indebtedness to net capital was 7.51:1 and net capital was $505,232, which exceeded the minimum net capital requirement by $252,178.

NOTE 7 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by COR. The deposit account is interest earning, is held in the name of the Company, and the funds are not available for inclusion by COR in its computation of net capital or for other operating purposes.

NOTE 8 – RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (sole shareholder and Parent Company), the Company pays a management fee to the Parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial, consulting and administrative services, and for providing office facilities including furniture, fixtures, and equipment. For the year ended December 31, 2017, the total management fee paid to the affiliate was $2,100,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2017.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. During 2017, the Company paid $120,000 to a consulting firm owned by the owners of the parent. These payments are reflected in the Company's operating results in other operating expenses.

COR holds a forgivable subordinated note from the Company with a balance payable of $400,000 as of December 31, 2017. See Note 13 – Subordinated Borrowings and Note 16 – Subsequent Events.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by the FDIC and may be exposed to risk. At December 31, 2017, the Company had approximately $690,000 of cash that was not insured by the FDIC.

NOTE 10 – EMPLOYEE BENEFIT PLAN

After completing 60 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("the Plan") that the Parent sponsors. The Company did not make any discretionary matching contributions to the Plan during the year ended December 31, 2017. The Company is not required to contribute to the Plan.

NOTE 11 – CONTINGENCIES

At December 31, 2017, various customers have instituted arbitration proceedings against the Company. These claims result from the actions of registered representatives affiliated with the Company. In addition, a former employee had instituted a civil proceeding against the Company.

In one matter, the client and the Company have subsequently agreed to a settlement of $44,000. In another matter, the client and the Company have subsequently agreed to a settlement of $91,000 and have an agreement with the client's registered representative that allows the Company to recover $43,675 through commission payroll reductions. The financial statements reflect an accrual liability of $91,325 for these matters.

NOTE 11 – CONTINGENCIES – (continued)

The Company has established liabilities for potential losses from customer arbitration hearings that have not been resolved. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many arbitrations and lawsuits it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. In addition, under the Newbridge Securities Corporation Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

As of December 31, 2017, the Company had accrued $270,540 for these unresolved matters. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these arbitrations will not have a material adverse impact on our financial position.

If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. The ultimate outcome of these matters could result in a loss of up to $1,399,460 in excess of the amount accrued. This potential additional loss has been added to the Company's computation of aggregate indebtedness included in the supplementary information pursuant to SEC Rule 17a-5.

Leases

The Company has no future minimum commitments related to non-cancelable leases as of December 31, 2017.

NOTE 12 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. All Class B shares outstanding (20,125 shares) are held by the Parent. Class B shares have no par value and no voting rights.

On January 25, 2017, the Company entered into an extension of its clearing agreement with COR that will expire on November 26, 2020. Under the terms of the extension the Parent purchased the 195 shares of the Company that were held by COR for $120,240. The purchase was completed on February 15, 2017 and the Company is now a wholly owned subsidiary of the Parent.

The Company received $600,000 in capital infusions from its Parent Company, Newbridge Financial, Inc. during the year ended December 31, 2017 which are included in Common Stock Class B.

NOTE 13 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2017, are due to COR. The subordinated borrowings bear interest at 8 percent per annum, payable monthly, and such interest payments are current at December 31, 2017. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The terms of the extension agreement with COR also include a $400,000 subordinated loan to be forgiven over the life of the extension agreement. The loan was funded by COR and approved by FINRA on February 15, 2017. The note is forgivable in the amount of $133,000 on May 26, 2019, $133,333 on May 26, 2020 and $133,334 on November 26, 2020. The remaining principal balance as of December 31, 2017 is $400,000.

COR held a prior forgivable subordinated note from the Company that matured in September, 2017 with a balance payable of $0 as of December 31, 2017. Debt forgiveness from the matured loan amounted to $238,889 for the year ended December 31, 2017 and is included as a credit to clearing charges. The Company paid interest of $41,519 to COR during the year ended December 31, 2017 which is included in interest expense.

NOTE 14 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2017 consist of the following:

Current:	
Federal	$ -
State	(6,446)
	(6,446)
Deferred:	
Federal	$ (92,554)
State	-
	(99,000)
Provision from the operating Loss	92,554
Provision (benefit) for income Taxes, net	$ 6,446

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.00%
State income taxes and other	1.80%
Combined statutory income tax rate	27.80%
Valuation allowance	(26.00%)
Effective tax rate	1.80%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$2,259,000
Valuation allowance	(2,259,000)
Deferred income tax asset	$ -

The Company has a net operating loss carry forward of approximately $6,018,000 available to offset future income through 2037.

NOTE 14 – INCOME TAXES – (continued)

A deferred tax asset and an increase in the valuation allowance in the amount of $92,994 has been recorded to recognize the benefit of Federal and Florida net operating loss carry-forwards for financial-reporting purposes at December 31, 2017. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and State net operating loss carry-forwards for financial-reporting purposes will expire in various years through 2037.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes.

NOTE 15 – DIVIDENDS

The Company did not declare or pay any dividends on common shares during the year ended December 31, 2017.

NOTE 16 – SUBSEQUENT EVENTS

In preparing the draft financial statements, the Company has evaluated events and transactions for potential recognition or disclose through February 27, 2018, the date the draft financial statements were issued.

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total shareholders' equity		$ 622,483
Additions:		
Liabilities subordinated to claims of general creditors		400,000
Total capital and allowable subordinated liabilities		1,022,483
Deductions and/or charges		
Nonallowable assets:		
Accounts receivable	$ -	
Loans receivable, less allowance for doubtful loans of $204,521	256,917	
Employee advances	2,200	
Accrued interest	12,717	
Prepaid expenses	69,039	
Property and equipment, net of accumulated depreciation	5,879	
Other decutions and/or charges - restricted equities	170,291	
Total Deductions and/or charges		517,043
Net capital before haircuts on securities positions		505,440
Less: Haircuts on securities		
(computed where applicable, pursuant to rule 15c3-1(f))		
Haircut on trading and investment securities - stocks and money market funds	209	
Undue concentration	-	209
NET CAPITAL		$ 505,231

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 253,053
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 253,053
b. Minimum dollar amount of net capital required	$ 100,000
Excess Net Capital	$ 252,178

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Payable to clearing broker	$ 10,099	
Accounts payable, accrued expenses and other liabilities	634,741	
Commissions payable	1,751,494	2,396,334
Items not included in statement of financial condition		
Contingencies		1,399,460
Total aggregate indebtedness		$ 3,795,794
Ratio of aggregate indebtedness to net capital		7.51

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2017

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Liabilities and ownership equity) as filed for the year ended December 31, 2017 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 522,195	$ 112,545	$ 634,741
Commissions payable	1,751,494	-	1,751,494
Other liabilities included in aggregate indebtedness	10,099	-	10,099
	2,283,788	112,545	2,396,334
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditors	$ 400,000	$ -	$ 400,000
Other liabilities	-	-	-
	400,000	-	400,000
Total Liabilities	$ 2,683,788	$ 112,545	$ 2,796,334
Ownership Equity			
The effect of audit adjustments on retained earnings	(8,610,082)	(124,412)	(8,734,494)
Common Stock/APIC	9,356,977	-	9,356,977
	746,895	(124,412)	622,483
Total Liabilities and Ownership Equity	$ 3,430,683	$ (11,867)	$ 3,418,817

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2017

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2017 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 746,895	$ (124,412)	$ 622,483
Additions			
Liabilities subordinated to claims of general creditors	400,000	-	400,000
Total Capital and allowable subordinated liabilities	1,146,895	(124,412)	1,022,483
Deductions and/or charges			
Non-Allowable Assets	$ 358,618	$ (11,867)	$ 346,752
Other Deductions and/or Haircuts	170,500	-	170,500
Total Deductions and/or charges	529,118	(11,867)	517,252
Net Capital	$ 617,777	$ (112,545)	$ 505,231

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2017

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2017 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilites from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 2,283,789	$ 112,545	$ 2,396,335
Additions			
Other unrecorded amounts	1,523,680	(124,220)	1,399,460
Total Aggregate Indebtedness	$ 3,807,469	$ (11,675)	$ 3,795,795

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2017

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Newbridge Securities Corporation

(A wholly owned subsidiary Newbridge Financial, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Newbridge Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Newbridge Securities Corporation's compliance with the applicable instructions of Form SIPC-7.

Newbridge Securities Corporation's management is responsible for Newbridge Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 28, 2018

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Newbridge Securities Corporation

(A wholly owned subsidiary of Newbridge Financial, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Newbridge Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Newbridge Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Newbridge Securities Corporation stated that Newbridge Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Newbridge Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newbridge Securities Corporation 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Boynton Beach, Florida
February 28, 2018